Silexion Therapeutics Corp

2 Ha’ma’ayan Street

Modi’in-Maccabim-Reut, Israel 7177871

September 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Silexion Therapeutics Corp (the “Company”)

Registration Statement on Form S-1

Filed September 10, 2024

File No. 333-282017

Dear Mr. Campbell:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-282017) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Daylight Time, on September 17, 2024 or as soon as possible thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by email to Gary Emmanuel, Esq., of Greenberg Traurig P.A., at Gary.Emmanuel@gtlaw.com, and to Jonathan M. Nathan, Adv., of Meitar Law Offices, at jonathann@meitar.com. Please also contact either/both of Messrs. Emmanuel or Nathan if you have any other questions or concerns regarding this matter.

[Signature page follows]

Sincerely, SILEXION THERAPEUTICS CORP

By:	/s/ Ilan Hadar
	Name:	Ilan Hadar
	Title:	Chief Executive Officer

cc: Mirit Horenshtein Hadar., Chief Financial Officer, Silexion Therapeutics Corp

Mark Selinger, Esq., Greenberg Traurig P.A.

Gary Emmanuel, Esq., Greenberg Traurig P.A.

J. David Chertok, Adv., Meitar Law Offices

Jonathan M. Nathan, Adv., Meitar Law Offices